SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Changyou.com Limited

(Name of the Issuer)

Changyou.com Limited

Sohu.com Limited

Sohu.com (Game) Limited

Changyou Merger Co. Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value $0.01 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Classes of Securities)

15911M107**

(CUSIP Number of Classes of Securities)

Changyou.com Limited Changyou Building, Raycom Creative Industrial Park No. 65 Bajiao East Road, Shijingshan District Beijing 100043, China Attention: Yaobin Wang Tel: +86-10-6192-0800

Sohu.com Limited

Sohu.com (Game) Limited

Changyou Merger Co. Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, China

Attention: Joanna Lv

Tel: +86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500	Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$191,803,345	$24,896.07

*

Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing two class A ordinary shares, par value $0.01 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs.
***

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $5.40 for 35,465,238 outstanding Class A Ordinary Shares of the issuer subject to the transaction plus (b) the product of options to purchase 54,000 Class A Ordinary Shares multiplied by $5.39 per option share (which is the difference between the $5.40 per Class A Ordinary Share merger consideration and the exercise price of the options of $0.01 per Class A Ordinary Share) ((a) and (b) together, the “Transaction Valuation”).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $24,896.07	Filing Party: Changyou.com Limited, Sohu.com Limited, Sohu.com (Game) Limited and Changyou Merger Co. Limited

Form or Registration No.: Schedule 13E-3 (File No. 005-84817)	Date Filed: February 19, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This amendment No. 2 (this “Final Amendment”) to transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 19, 2020 and amended on March 9, 2020 (together with the exhibits thereto, as amended, the “Transaction Statement”). This Final Amendment is being filed jointly by the following entities, each of which is an exempted company with limited liability incorporated under the laws of the Cayman Islands (each separately, a “Filing Person,” and collectively, the “Filing Persons”):

Changyou.com Limited (the “Company”);

Sohu.com Limited (“Sohu.com”);

Sohu.com (Game) Limited (“Sohu Game”); and

Changyou Merger Co. Limited (“Parent”).

The Transaction Statement relates to the Agreement and Plan of Merger dated January 24, 2020 (the “Merger Agreement”) by and among Parent, Sohu Game, and the Company providing for the merger of Parent with and into the Company (the “Merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Law, the “Surviving Company”) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 15.	ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

(c) Other Material Information

On April 14, 2020, the Company and Parent filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on April 17, 2020 (the “Effective Time”), with Parent merging with and into the Company and the Company becoming a private company wholly owned directly and indirectly by Sohu.com.

Pursuant to the Plan of Merger, at the Effective Time, each Class A Ordinary Share of the Company issued and outstanding immediately prior to the Effective Time, other than Class A Ordinary Shares held beneficially by Sohu.com (the “Excluded Shares”), was cancelled in exchange for the right to receive $5.40 in cash without interest, and each ADS outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, was cancelled in exchange for the right to receive $10.80 in cash without interest (less $0.05 per ADS cancellation fees and such other fees as are applicable pursuant to the terms of the deposit agreement for the Company’s ADSs). All Class B ordinary shares of the Company issued and outstanding immediately prior to the Effective Time, all of which were held by Parent, were converted into Class B ordinary shares of the Surviving Company held by Sohu Game, as Parent ceased to exist as a result of the Merger. All Class A Ordinary Shares held by Sohu.com immediately prior to the Effective Time were converted into Class A Ordinary Shares of the Surviving Company held by Sohu.com.

In addition, pursuant to the Merger Agreement, at the Effective Time (i) each outstanding and fully vested option (each, a “Vested Option”) to purchase Class A Ordinary Shares under the Company’s share incentive plans was cancelled, and each holder of a Vested Option has the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option, and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Class A Ordinary Shares under the Company’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

The Company has requested that trading of the ADSs on the Nasdaq Global Select Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the SEC a Form 25 notifying the SEC of Nasdaq’s withdrawal of the ADSs from listing on Nasdaq and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Exchange Act. The Company intends to file with the SEC, ten days after Nasdaq files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)*	Press Release issued by the Company, dated September 9, 2019 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 9, 2019)

(a)(2)*	Press Release issued by Sohu.com, dated September 9, 2019 (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 9, 2019)

(a)(3)*	Press Release issued by the Company, dated October 17, 2019 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 17, 2019)

(a)(4)*	Press Release issued by the Company, dated January 24, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2020)

(a)(5)*	Press Release issued by Sohu.com, dated January 24, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on January 24, 2020)

(a)(6)*	Annual Report on Form 20-F for the year ended December 31, 2018 of the Company, filed with the SEC on March 28, 2019

(a)(7)†	Press Release issued by the Company, dated April 14, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on April 14, 2020)

(a)(8)†	Press Release issued by Sohu.com, dated April 14, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on April 14, 2020)

(a)(9)†	Press Release issued by the Company, dated April 17, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on April 17, 2020)

(a)(10)†	Press Release issued by Sohu.com, dated April 17, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on April 17, 2020)

(b)(1)*	Commitment Letter from ICBC to Sohu Game, dated as of January 23, 2020.

(c)(1)*	Opinion of Houlihan Lokey, dated as of January 23, 2020.

(c)(2)*	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Changyou Board, dated as January 16, 2020.

(c)(3)*	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Changyou Board, dated as January 23, 2020.

(d)(1)*	Agreement and Plan of Merger, dated as of January 24, 2020, by and among the Company, Sohu Game, and Parent (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2020)

(d)(2)*	Form of Plan of Merger to be executed by and between the Company and Parent

(d)(3)†	Plan of Merger executed by and between the Company and Parent (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on April 14, 2020)

Exhibit No.	Description

(f)(1)*	Dissenter Rights. See “Special Factors – No Dissenters’ or Appraisal Rights.”

(f)(2)*	Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238 of the Companies Law of the Cayman Islands.

(g)*	Not applicable.

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Transaction Statement is true, complete and correct.

Dated: April 17, 2020

CHANGYOU.COM LIMITED

By:	/s/ Xiao Chen
Name:	Xiao Chen
Title:	Director and Chairman of the Special Committee

SOHU.COM LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

SOHU.COM (GAME) LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv (Yanfeng Lyu)
Title:	Director

CHANGYOU MERGER CO. LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv (Yanfeng Lyu)
Title:	Director

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